UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                    FORM 12B-25


                         Notification of Late Filing

        [X] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
                [  ] Form 10-Q and Form 10-QSB [  ] Form N-SAR


  For Period Ended: March 31, 1999      Commission File Number:     0-25760


                                    PART I
             SPECTRUM INFORMATION TECHNOLOGIES, INC.
            (Exact name of Registrant as specified in its charter)


Delaware                                                        75-1940923
(State of incorporation)                 (IRS Employer Identification No.)

P.O. Box 1006, New York, New York                                    10268
(Address of principal executive offices)                        (Zip Code)



                Issuer's telephone number:     (914) 251-1800

  Securities registered pursuant to Section 12(b) of the Act: Common stock, $.001 par value

  Securities registered under Section 12(g) of the Act:





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                         PART II

Form   10-K  cannot  be  filed  without  unreasonable effort or expense and the registrant  seeks  relief  pursuant  to  Rule  12b-25  as  follows:

[X] (a) For reasons described in Part III, Form 10-K for the fiscal year ended March 31, 1999 cannot be timely filed without unreasonable effort or expense, therefore, we are requesting a fifteen (15) day extension of time to file such form.

[X] (b) Form 10-K will be filed on or before the 15th day following its current due date of June 29, 1999.

[ ]  (c)   The accounting statement  or  other  exhibit  required  by  Rule
12b-25(c)has been attached if applicable.


                           PART III

     On June 23, 1999, six days before the due date of the Issuer's Annual Report on Form 10-K, the Issuer entered into a Merger and Business Development Agreement with Tropia, Inc. In order to adequately prepare disclosure describing the Merger and Business Development Agreement, the business of Tropia, Inc., and the notes describing events subsequent to the end of the period reported for the Annual Report, the Issuer needs several additional days to assemble and analyze the relevant data. The Issuer believes that it will have no difficulty in filing the Report on or before the extended due date, which will be July 14, 1999.


                                   PART IV

     (1)  Name and telephone number of person  to contact in regard to this
          modification:   Jon M. Gerber, Treasurer, at 212.655.4317

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [X]  Yes          [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [X]  Yes          [  ] No

      If   so,  attach  an  explanation  of  the  anticipated  change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.


     As more fully disclosed on a Current Report on Form 8-K filed on December 17, 1998 and a Quarterly Report on Form 10-Q filed on February 12, 1999, as of December 11, 1998 the Issuer underwent a change in control. At that time the Issuer discontinued its previous lines of business and
redirected  its  focus  towards  developing   commercial   Internet  sites.
Consequently, period-to-period comparisons are not indicative of future results. In connection with the winding down of the Issuer's previous activities, its net loss for the 1999 fiscal year (ended March 31, 1999) decreased to approximately $1,384,000 from the prior year's $3,077,000. On a per share basis, the approximate net loss was $.43 for the fiscal year 1999, versus $2.33 for 1998.




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     General  Acceptance Corporation has caused  this  notification  to  be signed on  its  behalf  by  the  undersigned  thereunto  duly  authorized.

				   /s/ Lawrence Powers
				 _______________________
Date: 6/29/99                    By:  Lawrence Powers